SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K


02045777

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 15, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1048179

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of (i) an Extract of the Minutes of a Special Meeting of the Board of Directors held on July 10, 2002; (ii) a Notice of Call dated July 12, 2002; and (iii) a Relevant Fact dated July 12, 2002, each in English.

Extract of the Minutes of a Special Meeting of the Board of Directors

dated

July 10, 2002



EXTRACT OF THE MINUTES OF SPECIAL MEETING OF THE BOARD OF DIRECTORS OF *COMPANHIA SIDERÚRGICA NACIONAL*, HELD ON JULY 10, 2002 IN THE COMPANY HEADQUARTERS AND DRAWN UP AS SUMMARY.

NIRE: 33300011595

1. **Date:** July 10, 2002.

2. **Time:** 02:30 p.m..

3. **Place:** Av. Juscelino Kubitschek, nº 1830, Torre II, 13º andar, São Paulo, SP.

4. **Attending:** Jacks Rabinovich (Vice-Chairman), Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Edmar Lisboa Bacha, Fúlvio Vieira Fonseca, Mauro Molchansky e Cláudia de Azeredo Santos (General Secretary).

6. **Agenda: 6.1** – **Metalic** – Considering (i) the Company commercial strategy presented by DECO to open new business alternatives and markets for its products; (ii) the possibility to increase the return of the Company investments already made in the Presidente Vargas Steelworks, of modernization of its production lines; (iii) the interest to aggregate furher value to the premium products manufactured by the Company; (iv) the evaluation report on Cia. Metalic do Nordeste ("Metalic") prepared by PricewaterhouseCoopers Auditores Independentes on March 31, 2002; the Board of Directors ("C.A.") with unanimity by all those present approved the proposal presented on July 8, 2002 by Metalic, for the acquisition, by the Company, of the total Metalic issued shares, at the price of R$108.500.000,00 (one hundred and eight million and five hundred thousand reais) indexed, as of April 1st, 2002 by the General Market Price Index announced by Fundação Getúlio Vargas, added of interest of 12% per year, to be paid in 12 monthly and successive installments, the first being due on September 15, 2002. It was emphasized that Metalic will be applying for an authorization from BNDES – National Bank for Economic and Social Development to carry out the transfer of its control. The C.A. with unanimity by all those present decided to request the updating of the evaluation report to PricewaterhouseCoopers Auditores Independentes, and, under Article 256, Item I and of Article 247, Sole Paragraph, both of Law Number 6.404/76, submit such acquisition to the approval by the Special Meeting to be held on August 14, 2002, of which the Notice of Call is filed in the General Secretariat of the Board of Directors. **6.2** – **Election of Executive Officer** – The C.A. with unanimity by all those present approved under provision in Article 17, Item III of the Corporate By-Laws, the election of Dr. FERNANDO PERRONE, Brazilian, married, lawyer, holder of Identity Card Number IFP 2.048.837, enrolled at CPF under number 181.062.347-20, residing and domiciled at Rua Engenheiro Álvaro Niemeyer, 159, in the City of Rio de Janeiro, RJ, for the office of Infrastructure and Energy Executive Officer with term of office from July 23, 2002 up to April 12, 2004. The

Executive Officer now elected represented that he does not incur in any of the impediments provided for in Article 147 of Law 6.404/76 as amended by Law 10.303/01 and in CVM Instruction Number 367/02. The composition of the Board of Executive Officer of the Company is as follows: (i) Dr. BENJAMIN STEINBRUCH performing the duties of Chief Executive Officer and such office comprising the areas of Strategic Planning, Communication, Advisory to the CEO and CSN Foundation and definitively accumulating the office of Chairman of the Board of Directors; (ii) Dr. ANTONIO MARY ULRICH performing the duties of Corporate Center Executive Officer, comprising the Financial, Legal, Human Resources, Controller's and Information Technology, Investors' Relations and CBS areas, accumulating the position of Investors' Relations Executive Officer; (iii) Dr. ALBANO CHAGAS VIEIRA performing the duties of Operations Executive Officer; (iv) Dr. JOSÉ PAULO DE OLIVEIRA ALVES performing the duties of New Businesses Executive Officer; (v) Dr. VASCO AUGUSTO PINTO FONSECA DIAS JÚNIOR performing the duties of Commercial Executive Officer; (vi) Dr. FERNANDO PERRONE will perform the duties of Infrastructure and Energy Executive Officer. I hereby attest that the deliberations herein transcribed are true to the original Minutes filed in the Company Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Cláudia de Azeredo Santos
General Counsel

Notice of Call dated July 12, 2002



NOTICE OF CALL

SPECIAL MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby called to meet in Special Meeting on August 14, 2002, at 10:00 a.m. in the corporate headquarters, at Rua Lauro Muller, 116, 36th floor, in order to deliberate on the proposal of acquisition of all the shares issued by Cia. Metalic Nordeste and said company evaluation report prepared by PricewaterhouseCoopers Auditores Independentes.

The Shareholders whose shares are under custody, are hereby requested to present the documents provided f or in Item IV of Article 126 of Law Number 6.404/76, as well as those wanting to be represented by Proxy are required to observe the provision in Paragraph One of same Article.

Rio de Janeiro, July 12, 2002.

Benjamin Steinbruch
Chairman of the Board of Directors

Relevant Fact dated July 12, 2002



RELEVANT FACT

COMPANHIA SIDERÚRGICA NACIONAL, a business corporation, with headquarters at Rua Lauro Müller, 116, 36th floor, rooms 3402 and 3702, in the City of Rio de Janeiro/RJ, enrolled at CNPJ under number 33.042.730/0001-04 ("CSN"), hereby informs that the CSN Board of Directors approved the proposal submitted on July 08, 2002 by Cia. Metalic Nordeste, a privately held corporation, with headquarters at Rua Parque Sul, 1.441, District of Maracanaú, Fortaleza, Ceará ("Metalic"), owned by the Steinbruch family, for the acquisition, by CSN, of all Metalic issued shares.

Metalic is the first and only company producing two-piece steel beverage cans, whose raw material is tinplate manufactured from special steel exclusively produced by CSN in Brazil. The price of acquisition is R$108.500.000,00 (one hundred and eight million, five hundred thousand reais) indexed, as of April 1st, 2002, by the General Market Price Index announced by Fundação Getúlio Vargas, added of interest of 12% per year, to be paid in 12 monthly and successive installments, the first being due on September 15, 2002. There will be also the assumption of financial obligations in the amount of approximately R$107.000.000,00 (one hundred and seven million reais) – base date March 31, 2002.

The CSN Board of Directors' decision was taken on the grounds of the evaluation report prepared by PricewaterhouseCoopers Auditores Independentes on March 31, 2002.

The Board of Directors requested the updating of said evaluation report to PricewaterhouseCoopers Auditores Independentes and, under Article 256, Item I and Article 247, Sole Paragraph, both of Law Number 6.404/76, decided to submit such acquisition to the approval by the Special Meeting to be held on August 14, 2002. .

Such decision reflects (i) CSN's commercial strategy to open new business alternatives and markets for CSN products (ii) the possibility to raise the return of CSN's investments already made in the Presidente Vargas Steelworks in the modernization of its production lines; and (iii) the interest to aggregate further value to the premium products manufactured by CSN.

Rio de Janeiro, July 12, 2002.

Antonio Mary Ulrich
Executive Director – Investors' Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: July 15, 2002